Exhibit 99.44

VOX TO MONETIZE NON-CORE GRAPHITE ROYALTIES FOR C$2.9M

& PARTNER WITH ELECTRIC ROYALTIES

GEORGE TOWN, CAYMAN ISLANDS – May 18, 2021 – Vox Royalty Corp. (TSXV: VOX) (“Vox” or the “Company”) is pleased to announce that it has entered into a non-binding letter of intent with Electric Royalties Ltd. (TSXV: ELEC) (“Electric Royalties”) for Electric Royalties to acquire a portfolio of two graphite royalties from Vox.

The portfolio consists of a 2.5% gross concentrate sales royalty on graphite production at the Graphmada Graphite Mining Complex (“Graphmada”) in Madagascar and a 0.75% Gross Revenue Royalty on the Yalbra graphite exploration project (“Yalbra”) in Western Australia. Total consideration for the transaction is C$2,850,000 in shares of Electric Royalties and a C$50,000 cash non-refundable exclusivity payment.

Closing of the transaction is conditional upon completion of due diligence and customary conditions including the approval of the TSX Venture Exchange as well as the execution of definitive transaction documentation.

Kyle Floyd, Chief Executive Officer stated: “We are excited to partner with Electric Royalties through this mutually beneficial transaction which allows Vox to unlock value for our shareholders from two non-core graphite royalties and rebalance our portfolio towards accretive precious metal royalty opportunities. This portfolio of graphite royalties is a natural fit for Electric Royalties and this transaction is an opportunity for Vox to unlock the value of these royalties. It has been a pleasure working with Brendan Yurik and the Electric Royalties team on this transaction and we look forward to unlocking further value as a shareholder of Electric Royalties.”

About Vox

Vox is a growth precious metals royalty and streaming company with a portfolio of 50 royalties and streams spanning nine jurisdictions. The Company was established in 2014 and has since built unique intellectual property, a technically focused transactional team and a global sourcing network which has allowed Vox to become the fastest growing company in the royalty sector. Since the beginning of 2019, Vox has announced over 20 separate transactions to acquire over 45 royalties.

Further information on Vox can be found at www.voxroyalty.com.

About Electric Royalties

Electric Royalties is a royalty company established to take advantage of the demand for a wide range of commodities (lithium, vanadium, manganese, tin, graphite, cobalt, nickel & copper) that will benefit from the drive toward electrification of a variety of consumer products: cars, rechargeable batteries, large scale energy storage, renewable energy generation and other applications.

Electric vehicle sales, battery production capacity and renewable energy generation are slated to increase significantly over the next several years and with it, the demand for these targeted commodities. This creates a unique opportunity to invest in and acquire royalties over the mines and projects that will supply the materials needed to feed the electric revolution.

Electric Royalties has a portfolio of 12 royalties with 4 additional royalties currently under contract, subject to completion. Electric Royalties plans to focus predominantly on acquiring royalties on advanced stage and operating projects to build a diversified portfolio located in jurisdictions with low geopolitical risk.

For further information contact:

Kyle Floyd

Vox Royalty Corp., Chief Executive Officer

info@voxroyalty.com

Spencer Cole

Vox Royalty Corp., EVP North America

spencer@voxroyalty.com

Cautionary Note Regarding Forward Looking Information

This news release contains certain forward-looking statements. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects” or “does not expect”, “is expected”, “anticipates” or “does not anticipate” “plans”, “estimates” or “intends” or stating that certain actions, events or results “ may”, “could”, “would”, “might” or “will” be taken, occur or be achieved) are not statements of historical fact and may be “forward-looking statements”. Forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to materially differ from those reflected in the forward-looking statements.

The forward-looking statements and information in this press release include, but are not limited to, the ability of the Company to complete a transaction with Electric Royalties.

Forward-looking statements and information are based on forecasts of future results, estimates of amounts not yet determinable and assumptions that, while believed by management to be reasonable, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Forward-looking statements and information are subject to various known and unknown risks and uncertainties, many of which are beyond the ability of Vox to control or predict, that may cause Vox’s actual results, performance or achievements to be materially different from those expressed or implied thereby, and are developed based on assumptions about such risks, uncertainties and other factors set out herein, including but not limited to: the requirement for regulatory approvals and third party consents, the impact of general business and economic conditions, the absence of control over the mining operations from which Vox will receive royalties, including risks related to international operations, government relations and environmental regulation, the inherent risks involved in the exploration and development of mineral properties; the uncertainties involved in interpreting exploration data; the potential for delays in exploration or development activities; the geology, grade and continuity of mineral deposits; the impact of the COVID-19 pandemic; the possibility that future exploration, development or mining results will not be consistent with Vox’s expectations; accidents, equipment breakdowns, title matters, labor disputes or other unanticipated difficulties or interruptions in operations; fluctuating metal prices; unanticipated costs and expenses; uncertainties relating to the availability and costs of financing needed in the future; the inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses, commodity price fluctuations; currency fluctuations; regulatory restrictions, including environmental regulatory restrictions; liability, competition, loss of key employees and other related risks and uncertainties. Should one or more of these risks, uncertainties or other factors materialize, or should assumptions underlying the forward-looking information or statement prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, believed, estimated or expected. Vox cautions that the foregoing list of material factors is not exhaustive. When relying on the Company’s forward-looking statements and information to make decisions, investors and others should carefully consider the foregoing factors and other uncertainties and potential events.

Vox has assumed that the material factors referred to in the previous paragraph will not cause such forward looking statements and information to differ materially from actual results or events. However, the list of these factors is not exhaustive and is subject to change and there can be no assurance that such assumptions will reflect the actual outcome of such items or factors. The forward-looking information contained in this press release represents the expectations of Vox as of the date of this press release and, accordingly, is subject to change after such date. Readers should not place undue importance on forward looking information and should not rely upon this information as of any other date. While Vox may elect to, it does not undertake to update this information at any particular time except as required in accordance with applicable laws.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.